

May 2, 2013

Via E-mail
Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015

      Re: Lexington Realty Trust
              Form 10-K for fiscal year ended December 31, 2012
              Filed February 25, 2013
              File No. 1-12386

Dear Mr. Carroll:

We have reviewed your response dated April 19, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 54

Consolidated Statements of Cash Flows, page 64

1.   We note your response to prior comment 1 and we remain unclear why you have separately presented the receipt of cash outside of the prescribed classification activities outlined in ASC Topic 230. In addition to providing additional information as to how you have complied with ASC Topic 230, please tell us why both parties in the transaction determined the amount of cash on hand at the property level was not relevant in determining the acquisition price.

Notes to Consolidated Financial Statements, page 65

(4) Investments in Real Estate and Real Estate Under Construction, page 72

2.   We note your response to prior comment 3. Please provide to us additional information regarding your materiality analysis. Specifically, please address more robustly management's determination that the decrease in investments in and advances to non-consolidated entities in 2011 and 2010 was not material. As you adjusted the opening balance of your accumulated distributions in excess of net income line item, please provide an analysis as to why this adjustment did not materially change that opening balance.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/ Kevin Woody

                                Kevin Woody
                                Accounting Branch Chief